UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 8, 2021

FAR PEAK ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39749	98-1563569
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

511 6th Ave #7342

New York, New York

(Address of principal executive offices)

10011

(Zip Code)

(917) 737-1541

(Registrant’s telephone number, including area code)

480 6th Ave #342

New York, New York

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Ticker Symbol	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	FPAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	FPAC	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	FPAC.W	The New York Stock Exchange

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

The Business Combination Agreement

On July 8, 2021, Far Peak Acquisition Corporation, a Cayman Islands exempted company (“FPAC”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and among (i) FPAC, (ii) Bullish, a Cayman Islands exempted company (“Pubco”), (iii) BMC 1, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Merger Sub 1”), (iv) BMC 2, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Merger Sub 2”, and together with Merger Sub 1 the “Merger Subs”) and (v) Bullish Global, a Cayman Islands exempted company (“Bullish Global”).

The BCA and the transaction contemplated thereby were unanimously approved by the board of directors of each of FPAC and Bullish Global.

Pursuant to the BCA, on the closing date FPAC will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving entity in the merger, and, after giving effect to such merger, continuing as a wholly owned subsidiary of Pubco (the “Initial Merger”). Following the Initial Merger, Merger Sub 2 will merge with and into Bullish Global, with Bullish Global as the surviving entity in the merger, and, after giving effect to such merger, continuing as a wholly owned subsidiary of Pubco (the “Acquisition Merger”). The Initial Merger, the Acquisition Merger and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination.”

The Business Combination

Subject to, and in accordance with, the terms and conditions of the BCA, in connection with the Initial Merger, (i) every issued and outstanding Class A and Class B ordinary share of FPAC will convert automatically into one Pubco Class A ordinary share and (ii) each issued and outstanding warrant of FPAC will convert automatically into a warrant to purchase one Pubco Class A ordinary share on the same terms (the “Warrants”).

Subject to, and in accordance with, the terms and conditions of the BCA, in connection with the Acquisition Merger, (i) (a) each outstanding Bullish Global Class B preference share will automatically convert into one Bullish Global Class C common share and (b) thereafter each issued and outstanding Bullish Global Class C common share will convert automatically into such number of Pubco Class A ordinary shares that is equal to the Exchange Ratio (as described below and more fully defined in the BCA), (ii) each issued and outstanding Bullish Global Class A common share will convert automatically into such number of Pubco Class B ordinary shares that is equal to the Exchange Ratio, (iii) each Bullish Global restricted stock unit will cease to represent the right to acquire Bullish Global Class C common shares and will be cancelled in exchange for a right to acquire a number of Pubco Class A ordinary shares under the Pubco Equity Plan (as defined in the BCA) equal to the product of (a) the number of Bullish Global Class C common shares subject to such Bullish Global restricted stock unit and (b) the Exchange Ratio, and (iv) each Bullish Global option will cease to represent the right to purchase Bullish Global Class C common shares and will be cancelled in exchange for an option to purchase a number of Pubco Class A ordinary shares under the Pubco Equity Plan equal to the product of (a) the number of Bullish Global Class C common shares subject to such Bullish Global option, and (b) the Exchange Ratio, at an exercise price per share equal to (x) the exercise price per share of such Bullish Global option, divided by (y) the Exchange Ratio. The Pubco Class A ordinary shares will have voting rights of one vote per share and the Pubco Class B ordinary shares will have voting rights of ten votes per share.

The “Exchange Ratio” is a number determined by (i) dividing the Acquisition Merger Consideration (as described below and more fully defined in the BCA) by $10 and (ii) divided by the number of Bullish Global shares issued and outstanding immediately prior to the effective time of the Acquisition Merger. “Acquisition Merger Consideration” is defined in the BCA as the amount equal to the aggregate market value equivalent of the cryptocurrencies held by Bullish Global at the closing (the “Digital Asset Market Value”), plus the amount of cash Bullish Global has at the closing, plus $2,500,000,000, minus, if applicable, any FPAC transaction expenses that exceed thresholds set forth in the BCA. The Digital Asset Market Value is calculated based on the average daily price of the relevant cryptocurrency, as determined by using a specified data source, in the twenty-calendar day period ending on the date of the delivery of the closing statement by Bullish Global, which is to be delivered three business days prior to the closing of the Initial Merger. To the extent a price is unavailable on a particular day, the first immediately prior day with a price will be used for that day.

Contribution Agreement and Master Services Agreement

Concurrently with the execution of the BCA, Bullish Global, Block.one and certain of their respective affiliates have entered into a Contribution Agreement (the “Contribution Agreement”) and a Master Services Agreement (the “Master Services Agreement”). Pursuant to the Contribution Agreement Block.one and certain of its affiliates will agree to contribute certain assets and personnel to Bullish Global and certain of its affiliates. Pursuant to the Master Services Agreement Block.one and certain of its affiliates will agree to provide certain services to Bullish Global and certain of its affiliates until the Contribution Agreement terminates.

Representations and Warranties

The parties to the BCA have made representations and warranties that are customary for transactions of this nature, including with respect to, among other things: (i) organization and standing (ii) authorization; (iii) capitalization; (iv) noncontravention; (iv) government approvals; (vi) financial statements; (vii) absence of certain changes; (viii) litigation; (ix) taxes; (x) privacy and data security; (xi) compliance with laws (including with respect to permits and filings); (xii) material contracts; (xiii) intellectual property; (xiv) anti-bribery and anti-corruption; (xv) employee and labor matters; (xvi) ownership of digital assets and (xvi) insurance. The representations and warranties of the respective parties to the BCA will not survive the closing of the transaction, except in the case of certain representations and warranties with respect to Bullish Global’s capitalization and ownership of digital assets, which will survive for 18 months following the closing of the transaction. The sole recourse for a breach of these surviving representations and warranties is that Block.one, an affiliate and the majority shareholder of Bullish Global, will forfeit Pubco shares with a value corresponding to the amount of the loss incurred by Pubco as a result of a breach of such surviving representations and warranties.

Covenants

The BCA includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Business Combination and efforts to satisfy conditions to consummation of the Business Combination. The BCA contains additional covenants of the parties, including, among others: (i) covenants providing that the parties use commercially reasonable efforts to obtain all necessary regulatory approvals, (ii) covenants providing that the parties cooperate with respect to the proxy statement to be filed in connection with the Business Combination, (iii) covenants providing that the parties shall take further actions as may be necessary, proper or advisable to consummate and make effective the Business Combination, (iv) a covenant of FPAC to convene a meeting of FPAC’s shareholders and to solicit proxies from its shareholders in favor of the approval of the Business Combination and other related shareholder proposals, except that FPAC’s board of directors may change, withdraw, withhold, qualify or modify or publicly propose to change, withdraw, withhold, qualify or modify its recommendation (a “Change in Recommendation”) if it determines in good faith, after consultation with its outside legal counsel and/or financial advisors, that a failure to make a Change in Recommendation would reasonably be expected to constitute a breach by FPAC’s board of directors of its fiduciary obligations to FPAC’s shareholders under applicable law, (v) a covenant of Bullish Global to convene a meeting of Bullish Global’s shareholders and to obtain its shareholders consent of the Business Combination (vi) the composition of Pubco’s board of directors following the closing, (vii) covenants providing that the parties will not solicit, initiate, encourage or continue discussions with respect to any other Business Combination, and (viii) a covenant of Bullish Global to deliver to FPAC the PCAOB Audited Financial Statements (defined in the BCA) that have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor and other audited and unaudited financial statements of Bullish Global that are required to be included in the registration statement.

Conditions to the Consummation of the Transaction

Consummation of the transactions contemplated by the BCA is subject to customary closing conditions, including approval by the shareholders of FPAC and Bullish Global and certain regulatory approvals from governmental authority. The BCA also contains other conditions, including, among others: (i) the Contribution Agreement and Master Services Agreement being in full force and effect and no material breach of such agreements being continuing and uncured and (ii) Pubco’s listing application with the NYSE having been approved and the Pubco Class A ordinary shares to be issued pursuant to the BCA having been approved for listing on the NYSE.

Termination

The BCA may be terminated at any time prior to the consummation of the Business Combination by written consent of the FPAC and Bullish Global and in certain other circumstances, including, but not limited to: (i) if the transactions have not been consummated by March 8, 2022 and the delay in closing beyond such date is not due to the breach of the BCA by the party seeking to terminate, (ii) a government entity of competent jurisdiction has issued an order or any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Business Combination, (iii) the Business Combination and other related proposals are not approved by FPAC’s shareholders at the duly convened meeting of FPAC’s shareholders, (iv) if the PCAOB Audited Financial Statements have not been delivered to FPAC on or prior to October 8, 2021 and (v) FPAC’s board of directors has made a Change in Recommendation.

A copy of the BCA is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the BCA is qualified in its entirety by reference thereto. The BCA contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the BCA. The BCA has been provided to investors with information regarding its terms. It is not intended to provide any other factual information about FPAC or any other party to the BCA. In particular, the representations, warranties, covenants and agreements contained in the BCA, which were made only for purposes of the BCA and as of specific dates, were solely for the benefit of the parties to the BCA, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the BCA instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to FPAC’s investors and security holders. FPAC investors and security holders are not third-party beneficiaries under the BCA and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the BCA. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the BCA, which subsequent information may or may not be fully reflected in the FPAC’s public disclosures.

Related Agreements

PIPE Subscription Agreements

Concurrently with the execution of the BCA, certain investors (the “PIPE Investors”) have entered into share subscription agreements (each, a “PIPE Subscription Agreement”) pursuant to which the PIPE Investors have committed (the “PIPE Investment”) to subscribe for and purchase Pubco Class A ordinary shares at $10.00 per share for an aggregate purchase price of $300,000,000. The PIPE Investors include existing shareholders of Bullish Global or their respective affiliates.

One PIPE Investor (the “Anchor Subscriber”), who has subscribed for 7,500,000 Pubco Class A ordinary shares for an aggregate purchase price of $75,000,000, has also entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Pubco and Far Peak LLC (the “Sponsor”) pursuant to which the Anchor Subscriber will purchase, for $1.00 per Warrant, from the Sponsor or the BR Investors (as defined below), 3,000,000 outstanding Warrants.

The Form of PIPE Subscription Agreement, which includes the form of Securities Purchase Agreement, is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the Form of PIPE Subscription Agreement and Securities Purchase Agreement is qualified in its entirety by reference thereto.

Block.one Lock-up Agreement

Concurrently with the execution of the BCA, Block.one has entered into a Lock-up Agreement (the “Lock-up Agreement”), to be effective upon closing, pursuant to which Block.one has agreed, among other things, not to, within certain period of time from the closing of the Business Combination and subject to certain exceptions, sell, offer to sell, contract or agree to sell, assign, lend, offer, encumber, donate, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, any of the Pubco Class B ordinary shares issued in connection with the Acquisition Merger (including any Pubco Class A ordinary shares received upon conversion of Pubco Class B ordinary shares), or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or publicly announce any intention to effect any such transaction.

The Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Letter Agreement Amendment

Concurrently with the execution of the BCA, the Sponsor, FPAC, certain insiders of FPAC and Pubco have entered into an amendment to that certain Letter Agreement, dated as of December 4, 2020, by and among the Sponsor and those certain insiders (the “Letter Agreement Amendment”), to be effective upon closing, with respect to certain lock-up arrangements, which provides that the Sponsor and such FPAC insiders will not, within certain periods of time from the closing of the Business Combination and subject to certain exceptions, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position, any of the Pubco Class A ordinary shares issued in connection with the Initial Merger, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or publicly announce any intention to effect any such transaction.

Additionally, the Sponsor agreed that at the closing of the Business Combination, it would (a) (i) forfeit for cancellation 1,950,000 Pubco Class A ordinary shares at the closing of the Business Combination if more than 15,000,000 Class A ordinary shares of FPAC are validly tendered for redemption and not withdrawn (the “Forfeiture”), or (ii) if no such Forfeiture occurs, be subject to additional lock-up restrictions with respect to such 1,950,000 Pubco Class A ordinary share (including 390,000 that will be transferred to the BR Investors as described below), and (b) forfeit for cancellation 400,000 Warrants.

The Letter Agreement Amendment is filed as Exhibit 10.3 to this Current Report on Form 8-K and the foregoing description of the Letter Agreement Amendment is qualified in its entirety by reference thereto.

BlackRock Side Letter

Concurrently with the execution of the BCA, certain funds and accounts managed by subsidiaries of BlackRock, Inc. who invested in FPAC at the time of its initial public offering (collectively, the “BR Investors”) have each entered into a side letter agreement (each, a “Side Letter” and, collectively, the “Side Letters”) amending such BR Investor’s Subscription Agreement, dated November 12, 2020, by and between such BR Investor, FPAC and the Sponsor (the “BR Subscription Agreements”), which provides that such BR Investor will not, within certain periods of time from the closing of the Business Combination and subject to certain exceptions, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position, any of the Pubco Class A ordinary shares issued in connection with the Initial Merger, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or publicly announce any intention to effect any such transaction..

Pursuant to the BR Subscription Agreements, the Sponsor has agreed to transfer 1,950,000 Class B ordinary shares of FPAC (which will convert into 1,950,000 Pubco Class A ordinary shares) to the BR Investors at the price the Sponsor originally paid for such shares (which was nominal). Pursuant to the Side Letters, the BR Investors agreed that (a) (i) if the Forfeiture occurs, the Sponsor will convey to them 390,000 fewer Pubco Class A ordinary shares than the BR Investors otherwise would have received pursuant to the BR Subscription Agreements, and (ii) if no such Forfeiture occurs, such 390,000 Pubco Class A ordinary shares will be subject to additional lock-up restrictions and (b) at the closing of the Business Combination, the BR Investors will (i) sell an aggregate 600,000 Warrants at a purchase price of $1.00 per Warrant to the Anchor Subscriber (comprising a portion of the 3,000,000 Warrants that the Anchor Subscriber is entitled to purchase under the Securities Purchase Agreement) and (ii) forfeit for cancellation an aggregate 100,000 Warrants.

The form of the Side Letter is filed as Exhibit 10.4 to this Current Report on Form 8-K and the foregoing description of the Side Letters is qualified in its entirety by reference thereto.

Target Voting Agreement

Concurrently with the execution of the BCA, FPAC has entered into a Target Voting Agreement (the “Target Voting Agreement”) with Block.one, Bullish Global and Pubco, pursuant to, and on the terms and subject to the conditions of which, Block.one has agreed among other things to vote its shares of Bullish Global, and take certain other actions, in support of the Business Combination.

The Target Voting Agreement will terminate with no further force and effect upon the earliest to occur of: (a) the effective time of the Acquisition Merger and (b) the date of termination of the BCA in accordance with its terms.

The Target Voting Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and the foregoing description of the Target Voting Agreement is qualified in its entirety by reference thereto.

Sponsor Voting Agreement

Concurrently with the execution of the BCA, FPAC has entered into a Sponsor Voting Agreement (the “Sponsor Voting Agreement”) with the Sponsor, Bullish Global and Pubco, pursuant to, and on the terms and subject to the conditions of which, the Sponsor has agreed among other things to vote its shares of FPAC, and take certain other actions, in support of the Business Combination.

The Sponsor Voting Agreement will terminate with no further force and effect upon the earliest to occur of: (a) the effective time of the Initial Merger and (b) the date of termination of the BCA in accordance with its terms.

The Sponsor Voting Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and the foregoing description of the Sponsor Voting Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

On or prior to the closing of the Acquisition Merger, Pubco, the Sponsor, the BR Investors, certain securityholders of FPAC (the “FPAC Holders”) and certain securityholders of Bullish Global (the “Bullish Global Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”), to be effective upon closing, pursuant to which, among other things, Pubco will agree to undertake certain resale shelf registration obligations in accordance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the Sponsor, the FPAC Holders and the Bullish Global Holders have been granted customary demand and piggyback registration rights.

The Form of Registration Rights Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Non-Competition Agreement

Concurrently with the execution of the BCA, Block.one and Brendan Blumer have entered into a Non-Competition Agreement (the “Non-Competition Agreement”) in favor of FPAC, Pubco and Bullish Global, to be effective upon closing, pursuant to which Block.one and Mr. Blumer each agreed not to, directly or indirectly, from and after the closing through the second anniversary of the closing, anywhere in the world, own, manage, operate, develop, control, or participate in the ownership, management, operation, development, or control of, or become engaged or serve as an officer, director, member, partner, employee, agent, consultant, advisor or representative of, a business or person that engages in the business of a digital assets exchange as is currently contemplated by Bullish Global except for business of the development and operation of non-fungible token marketplace, exchange or platform, other than through Pubco, Bullish Global and their respective present and future direct and indirect subsidiaries, other than certain permitted activities.

The Non-Competition Agreement is filed as Exhibit 10.8 to this Current Report on Form 8-K and the foregoing description of the Non-Competition Agreement is qualified in its entirety by reference thereto.

Standstill Agreement

Concurrently with the execution of the BCA, Block.one, Brendan Blumer and Kokuei Yuan (each, a “Standstill Party”) have entered into a Standstill Agreement with Pubco (the “Standstill Agreements”), to be effective upon closing, pursuant to which each Standstill Party agrees not to, and shall cause its controlled affiliates not to, directly or indirectly, from and after closing through the second anniversary of the closing, acquire, whether by purchase, tender or exchange offer, by joining a partnership, limited partnership, limited liability company, syndicate or other group or entity, through swap or hedging transactions or otherwise, record or beneficial ownership of any share capital of Pubco, other than certain permitted activities.

The Standstill Agreement is filed as Exhibit 10.9 to this Current Report on Form 8-K and the foregoing description of the Standstill Agreement is qualified in its entirety by reference thereto.

Indemnification Agreement

Concurrently with the execution of the BCA, Block.one has entered into an Indemnification Agreement with Pubco (the “Indemnification Agreement”), to be effective upon closing, pursuant to which Block.one agrees to indemnity Pubco for any breach of the representations and warranties in the BCA with respect to Bullish Global’s capitalization and ownership of digital assets. Any indemnification of Pubco under the Indemnification Agreement will be effected by Block.one’s surrender of a number of Pubco ordinary shares with a value corresponding to the amount of the loss incurred by Pubco, subject to certain limitations.

The Indemnification Agreement is filed as Exhibit 10.10 to this Current Report on Form 8-K and the foregoing description of the Indemnification Agreement is qualified in its entirety by reference thereto.

Sponsor Release

Concurrently with the execution of the BCA, the Sponsor has entered into a Release Agreement with FPAC (the “Sponsor Release”), to be effective upon the closing, pursuant to which the Sponsor, on behalf of itself and its Affiliates that own equity in the Sponsor (each, a “Releasing Party”), agrees to release FPAC from and against any and all actions, obligations, agreements, debts and liabilities whatsoever, whether known or unknown, both at law and in equity, which a Releasing Party now has, has ever had or may hereafter have against FPAC arising on or prior to the closing or on account of or arising out of any matter occurring on or prior to the closing, except for claims with respect to the BCA, the ancillary documents to the BCA, certain identified contracts and certain rights to indemnification, fee reimbursement or exculpation.

The Sponsor Release is filed as Exhibit 10.11 to this Current Report on Form 8-K and the foregoing description of the Sponsor Release is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filing of FPAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

On July 9, 2021, FPAC and Bullish Global issued a joint press release announcing the execution of the BCA and the Business Combination. The press release is furnished as Exhibit 99.1 to this Current Report.

An Investor Presentation for use by FPAC with certain of its shareholders and other persons with respect to the Business Combination is furnished as Exhibit 99.2 to this Current Report, and a transcript of the related video presentation is furnished as Exhibit 99.3 to this Current Report.

A transcript of a video presentation with respect to Bullish Global’s business is furnished as Exhibit 99.4 to this Current Report.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Pubco’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Pubco or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Pubco to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pubco may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the Securities and Exchange Commission on December 3, 2020, the section entitled “Risk Factors” in FPAC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, as well as any further risks and uncertainties to be contained in the proxy statement / prospectus filed after the date hereof. In addition, there may be additional risks that neither Far Peak or Bullish Global presently know, or that Far Peak or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Pubco nor Bullish Global undertakes any duty to update these forward-looking statements. These forward-looking statements include, but are not limited, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination

In connection with the proposed Business Combination, Pubco intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement / prospectus with respect to the Business Combination. The definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about Pubco, FPAC and the proposed transactions.    Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Pubco, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of FPAC is set forth in FPAC’s IPO Prospectus dated December 2, 2020 filed with the Securities and Exchange Commission on December 3, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Pubco or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of July 8, 2021, by and among FPAC, Pubco, Bullish Global, BMC 1 and BMC 2.

10.1	Form of PIPE Subscription Agreement.

10.2	Lock-Up Agreement, dated as of July 8, 2021, by and among Block.one and Bullish Global.

10.3	Letter Agreement Amendment, dated as of July 8, 2021, by and among FPAC, the Sponsor and the other parties named therein.

10.4	Form of Side Letter Agreement.

10.5	Target Voting Agreement, dated as of July 8, 2021, by and among FPAC, Block.one, Bullish Global and Pubco.

10.6	Sponsor Voting Agreement, dated as of July 8, 2021, by and among FPAC, the Sponsor, Bullish Global and Pubco.

10.7	Form of Registration Rights Agreement.

10.8	Non-Competition Agreement, dated as of July 8, 2021, by and among Block.one, Brendan Blumer, FPAC, Pubco and Bullish Global.

10.9	Standstill Agreement, dated as of July 8, 2021, by and among Pubco, Block.one, Brendan Blumer and Kokuei Yuan.

10.10	Indemnification Agreement, dated as of July 8, 2021, by and between Block.one and Pubco.

10.11	Sponsor Release, dated as of July 8, 2021, by and between the Sponsor and FPAC.

99.1	Joint Press Release, dated as of July 9, 2021.

99.2	Investor Presentation.

99.3	Transcript of Investor Presentation.

99.4	Transcript of Bullish Global business video

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 9, 2021

FAR PEAK ACQUISITION CORP.

/s/ David W. Bonanno
Name: David W. Bonanno Title: Chief Financial Officer and Secretary

Signature Page to Far Peak Acquisition Corporation Signing 8-K